Exhibit 99.1

St. John's, NL – July 2, 2020

FORTIS INC. TO HOLD TELECONFERENCE ON JULY 30

TO DISCUSS SECOND QUARTER 2020 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its second quarter 2020 financial results on Thursday, July 30, 2020. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's second quarter 2020 financial results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until August 30, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 5294849.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $57 billion as at March 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com